

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

October 19, 2009

VIA U.S. MAIL

Mr. Kenneth Martin
Chief Executive Officer and Chief Accounting Officer
Hitor Group, Inc.
13221 Redmond Way
Redmond, Washington 98052

   Re: Hitor Group, Inc.
     Form 10-K for the year ended December 31, 2008
     File No. 333-103986

Dear Mr. Martin:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Jeff Jaramillo
       Accounting Branch Chief